EXHIBIT B

                [Letterhead of Imaging Diagnostic Systems, Inc.]


Dear Fellow Shareholder:

     It is my privilege to invite you to attend this year's Annual Meeting for Imaging Diagnostic Systems, Inc. This has been a dynamic year for the Company as we transition from a development stage concern into an institutionalized, operating entity. We have accomplished a great deal since last year's annual meeting and it is an exciting time to be a part of IMDS. I believe that this year, more than any other year in our history, you will see an IMDS that clearly reflects the hard, diligent work over the last seven years and the dedication and vision of its founders and employees. Much of this year's progress is evident from our securities filings and press releases. There are other changes that are less visible, but no less important, and we will cover those as well during this year's meeting.

     Our most important accomplishments since the last Annual Meeting were the completion of our CTLM(R) system to a level that enabled us to receive CE Marking and the acceptance by the FDA of our four modules. Under the modular approach, the FDA permits a company's incremental submission of an application for Pre-Market Approval of its medical device. Using this process enabled us to periodically submit a portion of the documentation needed for FDA review as the required documentation was completed.

     Currently, all efforts are focused on completing the additional clinical studies and filing the PreMarket Approval ("PMA") application with the FDA. We are making every effort to have this process completed by the summer. In order to further the completion of our clinical studies, the FDA also granted the Company the ability to place 10 units in various sites under an investigative device exemption or IDE. Separately, the FDA has granted the Company the authority to export the CTLM(R) system outside the United States.

     Given the progress we have made on the regulatory front, we are working very hard to begin to create the infrastructure and processes necessary to begin to market and ultimately sell the CTLM(R) in the US and abroad. For instance, during our attendance at last year's Radiological Society of North America ("RSNA") Meeting, we used the forum to aggressively begin establishing relationships with key physicians, hospitals, and clinics throughout the world as well as alliances with other companies that can assist us in product refinement, enhancement, and sales. Although attendance at this year's convention was down due to the economy and the aftermath of September 11, this year's attendees were more focused and committed to learning more about IMDS and the CTLM(R) given the perception of the pending completion of the PMA application.

     We have also begun serious discussions with clinics and distributors throughout the world and have begun shipping units that will be used as demo units (1) to educate physicians and clinicians about our product and (2) ultimately to generate sales in those regions. Additionally, in our effort to extend our technology into neighboring countries we installed a CTLM(R) system into the Instituto Nacional de Cancerologia, the foremost cancer institute in Mexico. Part of this prestigious institution's responsibilities will be to assist the Company in obtaining the additional clinical data to substantiate our PMA application. We are also looking to the Instituto to serve as a promotional site to familiarize physicians in Mexico and elsewhere throughout Latin America with our product and ultimately to stimulate future sales.

     Since our last Annual Meeting, there have also been many significant changes in the leadership and management of our Company. One significant change is the sudden passing of our founder, Richard Grable. For those who have been shareholders of IMDS for a long time, you know that Richard was the inventor of our CTLM(R) technology and for many years was the driving force behind the

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progress that has been made in transforming this technology from an idea to a commercially viable product. What shareholders may not be aware of is that over one year ago, Richard and I saw the need to move the Company away from being managed by a small group of founders and the need to expand by bringing in professional managers. It is a testament to Richard's vision that during a time of crisis that often destabilizes young and developing companies, that IMDS had already identified two professional managers to lead the Company into its next stage of growth. Moreover, we have a strong and committed engineering and R&D team that will enable us to continue to enhance and refine the CTLM(R) and ultimately begin to develop new, complementary products to augment and strengthen our Company and its prospects.

     The Company is pleased to have been joined by John d'Auguste as our new President and Ed Horton as our new Chief Operating Officer. John brings to IMDS extensive experience with medical products including CT, MRI, X-Ray and microscopes. From 1997 to 1999, he was President of Operations for Cabletron Systems. From 1993 to 1997, he was with Gateway 2000 Inc., where he served as Vice President-Operations, where he was responsible for managing 2,500 employees and $5 billion in annual revenue and later served as Vice President- Direct Sales of Gateway 2000 Inc. Significantly, John spent 16 years at General Electric, 10 of which were in various positions within GE Medical Systems. Mr. d'Auguste holds a B.S. degree in Systems Engineering from Polytechnic Institute of Brooklyn and a M.S. degree in Engineering Management from the Milwaukee School of Engineering. John is directly responsible for overseeing the sales and administrative functions of our Company and shares responsibility with me for working with our COO on operational matters.

     Ed Horton joined IMDS from Deka Medical, Inc., where he was a co-founder and Vice President of Operations and was responsible for bringing the company from a start-up to a revenue producing company with over $23 million in annual sales in just 4 years. Mr. Horton began his career almost 20 years ago in the medical device industry beginning with Bristol Myers as a manufacturing engineer. In 1993, he became the VP of Manufacturing and Operations for Microtek Medical Inc. Mr. Horton holds a B.S. degree in Industrial Engineering from Bradley University and a M.B.A. from University of North Florida. He is responsible for all operational activities including the planning, purchasing, production, quality assurance, engineering, and distribution functions.

     As the Company begins to grow, we will be adding other professional managers necessary to manage our growth responsibly and professionally. In addition to our new senior officers, our outside directors - David Danovitch, Phil Pearce, and Stan Hirschman - have been extremely active in working with the Company to help us manage our transition and to assist us with our long-range planning and goals and objectives. Each of these industry leaders brings us a wealth of expertise that is making IMDS's future prospects reality.

     There are many other, less visible, changes well under way that are making for a stronger IMDS. Led by our able outside directors, we are instituting a variety of corporate reforms, which have been underway since last summer. These reforms will enable us to better manage our growth and will help us attract, retain, and reward our associates who deliver the value that will benefit shareholders. We are implementing a new stock option plan that the outside directors will administer in a manner that will reward employees for their efforts in driving growth and profitability and creating more value for the shareholders. We are reviewing our corporate HR policies and procedures to ensure that we will have the proper and necessary systems in place as we grow. We are implementing a new planning and budgeting disciplines that are designed to ensure that we are focused on creating sustained economic value for our shareholders.

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     My colleagues and I are excited about the progress that we have made over the last 12 months and are even more excited about the Company's prospects over the next 12 months. This year, the theme of our Annual Meeting will be the transition from a development stage entity to an operating, revenue driven company. I look forward to seeing you all at the Annual Meeting and being able to share with you in person our results.


                               Sincerely,


                               /s/ Linda B. Grable
                               Linda B. Grable
                               Chief Executive Officer &
                               Chairman of the Board